CODE OF BUSINESS CONDUCT AND ETHICS

Rubicon Minerals Corporation (the “Company”) has created this Code of Business Conduct and Ethics (“Code”) to outline principles to which the Company’s employees, officers and directors are expected to adhere in the conduct of the Company’s business.  For the purposes of this Code, the term “employees” includes all permanent, contract, secondment and temporary agency employees who are on long-term assignments with the Company as well as consultants to the Company. This Code sets forth principles regarding responsibilities that the Company’s employees, officers and directors have to other employees, officers, directors, the public and any other stakeholders.    Any violations of this Code or any other policies established by the Company from time to time may result in disciplinary action, up to and including termination of service.

The Company’s Corporate Governance Committee (the “Committee”), a committee of the Board of Directors of the Company (the “Board”), is responsible for administering the Code.  The Committee has delegated day-to-day responsibility for administering and interpreting the Code to the Chair of the Committee.

The Company expects its employees, officers and directors to exercise reasonable judgment when conducting the Company’s business.  The Company encourages its employees, officers and directors to refer to this Code frequently to ensure that they are acting within both the letter and the spirit of this Code.  The Company also understands that this Code will not contain the answer to every situation you may encounter or every concern you may have about conducting the Company’s business ethically and legally.  In these situations, or if you otherwise have questions or concerns about this Code, the Company encourages each officer and employee to speak with his or her supervisor (if applicable) or, if you are uncomfortable doing that, with the Chair of the Committee.  Directors and the CEO should bring any questions or concerns about this Code to the Chair of the Committee.

The Company’s employees, officers and directors generally have other legal and contractual obligations to the Company.  This Code is not intended to reduce or limit the other obligations that you may have with the Company. Instead, the standards in this Code should be viewed as the minimum standards that the Company expects from its employees, officers and directors in the conduct of the Company’s business.

1.	WORKPLACE

1.1	A Non-Discriminatory Environment

The Company fosters a work environment in which all individuals are treated with respect and dignity.  The Company is an equal opportunity employer and does not discriminate against employees, officers, directors or potential employees, officers or directors on the basis of race, color, religion, gender, national origin, age, sexual orientation or disability or any other category protected by Canadian federal or provincial laws and regulations, or any laws or regulations applicable in the jurisdiction where such employees, officers or directors are located.  The Company will make reasonable accommodations for its employees, officers and directors in compliance with applicable laws and regulations.

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1.2           Harassment-Free Workplace
The Company will not tolerate harassment of its employees, officers, directors, customers or suppliers in any form.  Harassment generally means offensive conduct that is severe and pervasive and singles out an individual to the detriment or objection of that individual because of a difference protected by law such as race, gender, sexual orientation, religion, national origin, ethnicity, citizenship, age, marital status, disability, physical handicaps or veteran status. Harassment covers a wide range of conduct, from direct requests of a sexual nature to situations where offensive behaviour (e.g., insults, offensive jokes or slurs, offensive material in the workplace) results in a hostile work environment.  It is the responsibility of each employee to help the Company provide a work atmosphere free of harassing, abusive, disrespectful, disorderly, disruptive or other non-professional conduct.

1.3	Sexual Harassment
Employees, officers and directors must treat each other with professional courtesy and respect at all times and specifically shall not subject any other employee to unwelcome sexual advances, requests for sexual favours or other verbal or physical conduct which might be construed as sexual in nature. Such conduct may constitute sexual harassment under federal, provincial and state law and may be the basis for legal action against the offending Employee and/or the Company.  Sexual harassment is illegal and all employees, officers and directors of the Company are prohibited from engaging in any form of sexually harassing behaviour.

1.4	Reporting Harassment
The Company encourages all employees to report any incidents of unlawful harassment immediately so that complaints can be quickly and fairly resolved.

1.5	Substance Abuse
The Company is committed to maintaining a safe and healthy work environment free of substance abuse. Employees, officers and directors of the Company are expected to perform their responsibilities in a professional manner and, to the degree that job performance or judgment may be hindered, be free from the effects of drugs, including illegal drugs and legal drugs which affect the ability of the employees, officers and directors to perform their work duties, and alcohol, while on Company premises.

1.6	Workplace Violence
The workplace must be free from violent behaviour.  Threatening, intimidating or aggressive behaviour, as well as bullying, ridiculing or other similar behaviour toward fellow employees, officers or directors or others in the workplace will not be tolerated.

1.7	Employment of Family Members
Employment of more than one family member at an office of the Company or other premises is permissible but the direct supervision of one family member (which includes, for the purposes of this section 1.6, people who are married, in a common law or other intimate personal relationship) by another is not permitted unless otherwise authorized by the Chair of the Committee.  If such employment is allowed, any personnel actions affecting that employee must also be reviewed and endorsed by the Chair of the Committee.

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2.	ENVIRONMENT, HEALTH AND SAFETY

2.1	Environment
It is the intent of the Company to conduct itself in a responsible manner in respect to the environment in partnership with local communities as it implements its business strategy.  The Company is committed to sound environmental management and it is the Company’s policy to comply, in all material respects, with applicable environmental laws and regulations.  All employees, officers and directors are expected to comply with our policies, programs, standards and procedures in respect to environmental management.

2.2	Health and Safety
The Company is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations.  Employees must be aware of the safety issues and policies that affect their job, other employees and the community in general.  Managers, upon learning of any circumstance affecting the health and safety of the workplace or the community, must act immediately to address the situation.  Employees must immediately advise their managers of any workplace injury or any circumstance presenting a dangerous situation to them, other co-workers or the community in general, so that timely corrective action can be taken.  If an employee who so advises their manager is not satisfied that timely corrective action has been or will be taken by the manager, then the employee should advise the Chair of the Committee of such workplace injury or circumstance presenting a dangerous situation.

2.3	Conflicts Of Interest
All of the Company’s employees, officers and directors must act with honesty and integrity, avoiding conflicts of interest in relation to their duties and responsibilities with the Company that arise as a result of either personal or professional relationships.

Conflicts of interest are prohibited as a matter of Company policy.  Each employee, officer and director is expected to avoid any outside activity, financial interest or relationship that may present a conflict of interest or the appearance of a conflict of interest.  Each individual’s situation is different and in evaluating his or her own situation, an employee, officer or director will have to consider many factors.  Each employee is required to promptly disclose any actual or potential conflict of interest to his or her manager, or if the manager is involved in the conflict of interest, to the Chair of the Committee.  Actual or potential conflicts of interest involving a director, officer or the Chair of the Committee should be disclosed in writing to the Board or the individual should request to have entered in the Minutes of meetings of the Board the nature and extent of such interest.

A “conflict of interest” exists when a person’s private interest interferes or even appears to interfere, with the interests of the Company.

3.	CORPORATE OPPORTUNITIES

All of the Company’s employees, officers and directors are prohibited from: (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or as a result of his or her position with the Company unless such opportunity has first been presented to, and rejected by, the Company; (b) using corporate property, information or position for personal gain; and (c) competing with the Company.  Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity arises to do so.

4.	CONFIDENTIALITY

Certain employees, officers and directors will have access to certain information in the course of their duties that is considered confidential by the Company or may be involved in the design or development of new business opportunities for the Company.  “Confidential Information” includes all non-public information about the Company that might be of use to competitors or harmful to the Company or its customers if disclosed.  All such Confidential Information and procedures remain the property of the Company at all times and should be kept in strict confidence by employees, officers and directors, except when disclosure is authorized or required by law or necessary in the course of the Company’s business.  Any disclosure of such Confidential Information or procedures to persons outside the Company could be harmful to the Company’s interests and will be taken very seriously by the Company.

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When in possession of Confidential Information, Company employees and outside parties are encouraged to use the safest means of communication and safekeeping of the Confidential Information as is reasonably practicable under the circumstances.  In particular, employees should be mindful of the security risks associated with communicating via e-mail, facsimile, cellular phones and other wireless devices, and of communicating in public places, and should choose other safer communication methods where reasonably practicable.  Additionally, employees should store and work with Confidential Information in a safe manner, being mindful of the security risks associated with leaving Confidential Information in easily accessible locations, such as on a desk or displayed on a computer screen, and with making and/or distributing copies of Confidential Information.

Employees, officers and directors should be aware that their obligation to maintain the confidentiality of the Confidential Information and procedures for dealing with such Confidential Information will survive after they leave the Company and should conduct themselves accordingly.

5.	FAIR DEALING

All purchases of goods and services by the Company will be made exclusively on the basis of price, quality, service and suitability to our needs.  Employees, officers or directors are prohibited from accepting gifts of money or receiving any type of personal kickbacks, rebates or other “under-the-table” payments.  Employees, officers and directors may accept unsolicited non-monetary gifts provided they are appropriate and customary client development gifts for the industry and cannot be graciously declined.  No one shall make any form of payment, direct or indirect, to any public official as inducement to procuring or keeping business or having a law or regulation enacted, defeated, or violated.

6.	PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees, officers and directors of the Company are expected to protect the Company’s assets and ensure their efficient use because loss, theft and misuse of the Company’s assets have a direct impact on the Company’s business and its profitability.  All of the Company’s assets should only be used for legitimate business purposes.

The Company’s information technology systems, including computers, e-mail, intranet and internet access, telephones and voice mail are the property of the Company and are to be used primarily for business purposes.  The Company’s information technology systems may be used for minor or incidental reasonable personal messages provided that such use is kept at a minimum, is in compliance with the Company’s policies generally and the employee understands that the Company has no obligation to keep such personal messages confidential.  The Company may monitor the use of its information technology systems.

7.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS (INCLUDING INSIDER TRADING) AND THE POLICIES OF THE COMPANY

The Company seeks to conduct its business in compliance with applicable laws, rules and regulations including, without limitation, insider trading, environmental, discrimination and harassment, and health and safety.  No employee, officer or director shall engage in any unlawful activity in conducting the Company’s business or in performing his or her day-to-day company duties, nor shall any employee, officer or director instruct others to do so.

Employees, officers and directors of the Company are required to comply with the Company’s Corporate Disclosure Policy, Insider Trading Policy and all other policies and procedures applicable to them that are adopted by the Company from time to time and provide full, fair, accurate, understandable and timely disclosure in reports and documents filed with, or submitted to, securities regulatory authorities and other materials that are made available to the investing public.

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8.	ACCURACY OF COMPANY RECORDS AND REPORTING

Honest and accurate recording and reporting of information is critical to the Company’s ability to make responsible business decisions.  The Company’s accounting records are relied upon to produce reports for the Company’s management, shareholders, creditors, governmental agencies and others.  Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and the Company’s system of internal controls.

Employees, officers and directors who are responsible for updating or maintaining accounting records have a responsibility to ensure that the Company’s accounting records do not contain any false or intentionally misleading entries.  The Company does not permit intentional misclassification of transactions as to accounts, departments or accounting periods.  All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

9.	WAIVER AND AMENDMENTS

No waiver of any provisions of the Code for the benefit of a director or an officer (which includes without limitation, for purposes of this Code, the Company’s principal executive, financial and accounting officers) shall be effective unless (i) approved by the Board of Directors or, if permitted, a committee thereof, and (ii) if applicable, such waiver is promptly disclosed to the Company’s shareholders in accordance with applicable securities laws and/or the rules and regulations of the exchange or system on which the Company’s shares are traded or quoted, as the case may be.

Any waivers of the Code for other employees may be made by the Chair of the Committee, the Board of Directors or, if permitted, a committee thereof.

All amendments to the Code must be approved by the Board of Directors or a committee thereof and, if applicable, must be promptly disclosed to the public markets in accordance with applicable securities laws and/or the rules and regulations of the exchanges on which the Company’s shares are traded.

10.           REPORTING OBLIGATIONS

Employees, officers and directors have a duty to report illegal or unethical behaviour of other employees, officers or directors and any violations of the Company’s policies including this Code.  Reprisals or intimidation of employees, officers and directors who draw attention to problems or violations will not be tolerated.  Employees, officers and directors can report their concerns to their supervisor, if any, or to the Chair of the Committee.

11.	GENERAL

Nothing in this Code should be construed or interpreted as limiting, reducing or eliminating the obligation of any director, officer or employee of the Company to comply with all applicable laws.  Conversely, nothing in this Code should be construed or interpreted as expanding applicable standards of liability under provincial or federal law for directors or officers of the Company.

Approved and Adopted by the Board Effective December 30, 2005,
Revised December 20, 2010; Revised April 2, 2013.

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